UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CARBO Ceramics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140781105

(CUSIP Number)

January 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 140781105

1	Names of Reporting Persons Dan H. Wilks
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,000,143
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,000,143
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,143
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.3%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 23,285,994 shares of Common Stock of the Issuer issued and outstanding as of October 23, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

CUSIP Number 140781105

1	Names of Reporting Persons Staci Wilks
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 1,000,143
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,000,143
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,143
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.3%[1]
12	Type of Reporting Person (See Instructions) IN

[1]	Based on 23,285,994 shares of Common Stock of the Issuer issued and outstanding as of October 23, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

CUSIP Number 140781105

1	Names of Reporting Persons Kwell Holdings, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 890
	6	Shared Voting Power 0
	7	Sole Dispositive Power 890
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 890
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.004%[1]
12	Type of Reporting Person (See Instructions) PN

[1]	Based on 23,285,994 shares of Common Stock of the Issuer issued and outstanding as of October 23, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

CUSIP Number 140781105

1	Names of Reporting Persons Wilks Brothers, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,305,676[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,305,676[1]
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,676[1]
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6[2]
12	Type of Reporting Person (See Instructions) OO

[1]	This includes 570,000 shares that Wilks Brothers, LLC has the right to acquire through the exercise of call options, but it does not include 1,070,000 shares underlying put options sold by Wilks Brothers, LLC.
[2]	Based on 23,285,994 shares of Common Stock of the Issuer issued and outstanding as of October 23, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

This Amendment No. 2 to Schedule 13G has been filed in order to clarify the informational note immediately preceding Item 1 on the Amendment No. 1 to Schedule 13G filed by the Reporting Persons with the SEC on January 21, 2016 (“Amendment No. 1”) in regard to the number of shares represented by the call options exercised by Wilks Brothers, LLC between January 15, 2016 and January 21, 2016. During such time, Wilks Brothers, LLC exercised call options representing the right to acquire 566,800 shares of Common Stock of the Issuer (not 590,000 shares as originally reported on Amendment No. 1).

Item 1.

(a)	Name of Issuer: CARBO Ceramics Inc.

(b)	Address of Issuer’s Principal Executive Offices

575 NORTH DAIRY ASHFORD, SUITE 300

HOUSTON, TX 77079

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by Dan H. Wilks, Staci Wilks, Kwell Holdings, LP, and Wilks Brothers, LLC.

(b)	Address of Principal Business Office or, if None, Resident:

Dan H. Wilks

17010 Interstate 20

Cisco, TX 76437

Staci Wilks

17010 Interstate 20

Cisco, TX 76437

Kwell Holdings, LP

209 Legacy Canyon Dr.

Cisco, TX 76437

Wilks Brothers, LLC

17010 Interstate 20

Cisco, TX 76437

(c)	Citizenship:

Dan H. Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Kwell Holdings, LP is a limited partnership organized in the State of Texas.

Wilks Brothers, LLC is a limited liability company organized in the State of Texas.

(d)	Title of Class of Securities: Common stock, par value $0.01 per share.

(e)	CUSIP Number: 140781105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:            .

Item 4. Ownership.

The information in items 1 through 11 on the cover pages to this Schedule 13G is hereby incorporated by reference. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,306,709 shares of the Issuer, representing 9.9% of the outstanding shares of Common Stock of the Issuer based on 23,285,994 shares of Common Stock of the Issuer issued and outstanding as of October 23, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

*
Dan H. Wilks

*
Staci Wilks

KWELL HOLDINGS, LP

By:	/s/ Morgan Neff
Name: Morgan Neff
Title: Attorney-in-Fact

WILKS BROTHERS, LLC

By:	/s/ Morgan Neff
Name: Morgan Neff
Title: Attorney-in-Fact

*By:	/s/ Morgan Neff
Morgan Neff, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group